UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Edgewater Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

280358102

(CUSIP Number)

jeffrey E. eberwein

lone star value management, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 280358102

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		264,312
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

264,312
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 280358102

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 280358102

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		264,312
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

264,312
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 280358102

1	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		314,312
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

314,312
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

314,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 280358102

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		314,312
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

314,312
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

314,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 280358102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)       Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)        Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest I”);

(iii)       Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I;

(iv)       Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and a certain managed account (the “Separately Managed Account”); and

(v)       Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as filed with the initial Schedule 13D.

(b)       The address of the principal office of each of Lone Star Value Investors, Lone Star Value Co-Invest I, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)       The principal business of Lone Star Value Investors and Lone Star Value Co-Invest I is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Separately Managed Account. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

7

CUSIP No. 280358102

(e)       Other than as set forth herein, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Lone Star Value Management and Mr. Eberwein are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (File No. 3-17847), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Mr. Eberwein violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Mr. Eberwein agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and paid a civil penalty to the SEC in the amount of $90,000.

(f)       Mr. Eberwein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 264,312 Shares beneficially owned by Lone Star Value Investors is approximately $1,860,310, including brokerage commissions. The aggregate purchase price of the 50,000 Shares held in the Separately Managed Account is approximately $375,826, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,439,400 Shares outstanding as of May 1, 2017, which is the total number of Shares reported outstanding in the Issuer’s most recently filed Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2017.

A.	Lone Star Value Investors
(a)	As of the close of business on June 8, 2017, Lone Star Value Investors beneficially owned 264,312 Shares.

8

CUSIP No. 280358102

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 264,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 264,312
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Lone Star Value Co-Invest I
(a)	As of the close of business on June 8, 2017, no Shares were beneficially owned by Lone Star Value Co-Invest I.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest I has not entered into any transactions in the Shares during the past 60 days.
C.	Lone Star Value GP
(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed the beneficial owner of the 264,312 Shares owned by Lone Star Value Investors.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 264,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 264,312
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Lone Star Value Management
(a)	As of the close of business on June 8, 2017, 50,000 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Separately Managed Account, may be deemed the beneficial owner of the (i) 264,312 Shares owned by Lone Star Value Investors and (ii) 50,000 Shares held in the Separately Managed Account.

Percentage: Approximately 2.3%

9

CUSIP No. 280358102

(b)	1. Sole power to vote or direct vote: 314,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 314,312
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Eberwein
(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 264,312 Shares owned by Lone Star Value Investors and (ii) 50,000 Shares held in the Separately Managed Account.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 314,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 314,312
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of June 7, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

10

CUSIP No. 280358102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

11

CUSIP No. 280358102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

(125,000)	7.1013	06/07/2017
(131,009)	7.1015	06/07/2017
(104,679)	6.9960	06/08/2017